EXHIBIT A

THE SHAREHOLDERS OF JAZZTEL APPROVE "REVERSE STOCK SPLIT" AND AMENDMENT OF THE ARTICLES AND ANNOUNCE THE REDUCTION OF NUMBER OF BOARD MEMBERS.

Madrid, 22nd January 2003 - Jazztel p.l.c. ("Jazztel" or the "Company") (Nasdaq
Europe: JAZZ and the Nuevo Mercado in Spain: JAZ) has announced today that, in accordance with its press releases of the 20th and the 26th of December 2002 respectively, an Extraordinary General Shareholder Meeting was held today, at which all resolutions of the Agenda were adopted with a majority in excess of 90% of the votes cast.

The resolutions adopted are:

         1. Authorisation to the Board of Directors at its discretion to increase the nominal value of the ordinary shares representing the voting share capital of Jazztel from 0.08 (euro) to 0.80 (euro) per share, through a "reverse stock split" or consolidation of the shares on the basis of 1 new share per each 10 old shares, within a period of six months from the date of adoption of the resolution by the Shareholders Meeting.

         2. Authorisation to the Directors to sell, to whomever they consider appropriate and at a price set at their discretion, the aggregate of the fractions of and ordinary voting share of (euro)0.80 arising on such consolidation and to distribute the proceeds thereof pro rata to the shareholders entitled thereto.

         3. Amendment of the articles of association in relation to the number and classes of directors as well as to establish the rules governing the Audit Committee of the Board of Directors.

Furthermore Miguel Salis in his capacity as Director and Vice-Chairman of the Board of Directors and Alfredo Pastor in his capacity as member of the Board of Directors presented their resignation.

Consequently the Board of Directors now consists of the following persons:

                           President Massimo Prelz
                           CEO Antonio Carro
                           Bill Collatos
                           Eduardo Merigo
                           Joaquim Molins
                           Luis Velasco

Secretary of the Board
                           Christoph Schmid

For more information: www.jazztel.com Andrew Hazell
Investor Relations Press Relations
Tel:+ 34 91 291 72 00 Tel: +34 91 131 95 70
Jazztel.IR@jazztel.com